Filed Pursuant to Rule 433

Registration Statement No. 333-136200

May 21, 2007

Inergy Holdings, L.P.

Pricing Sheet – May 21, 2007

1,500,000 Common Units Representing Limited Partner Interests

Offering price:	$51.50 per unit, plus a commission equivalent of up to 5 cents per share
Over-allotment option:	225,000 additional common units (30 days)
Approximate Proceeds, net of underwriting commission:	$75,810,000 (no over-allotment option) or $87,181,500 (including over-allotment option)
Trade date:	May 21, 2007
Settlement date:	May 25, 2007
Issuer symbol:	NRGP
Exchange:	Nasdaq
CUSIP:	4566 1Q
Underwriter:	Citigroup Global Markets Inc.

Inergy Holdings, L.P. has entered into various preliminary, non-binding letters of intent for potential acquisitions with an aggregate purchase price in excess of $150.0 million. The completion of these acquisitions is subject to various closing conditions, including the negotiation and execution of definitive purchase agreements, the completion of due diligence by the parties, compliance with state and federal securities laws and regulations, the approval of the Board of Directors and security holders of each entity, as may be required. However, as a result of the foregoing uncertainties, there can be no assurance that a definitive agreement will be executed or that, if it is, one or more of the transactions will be completed.

Inergy Holdings, L.P. will use the proceeds to redeem from certain of its original investors, including certain members of its management, 1,500,000 common units for a per unit amount equal to the net proceeds per unit Inergy Holdings will receive in this offering of common units before expenses. The common units redeemed from the original investors will be immediately canceled so that they will no longer be outstanding. Inergy Holdings intends to use approximately $9.1 million of the net proceeds from any exercise of the over-allotment option to redeem additional units from the original investors. Any remaining proceeds from the exercise of the over-allotment option will be used to repay indebtedness under our existing bank credit facility.

Inergy Holdings, L.P. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Inergy Holdings, L.P. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-831-9146 (Citigroup).